EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

May 3, 2006

TSX Venture Exchange Symbol: EMR

OTC Bulletin Board Symbol: EGMCF

U.S. 20-F Registration: 000-51411

Frankfurt Stock Exchange Symbol: EML

EMGOLD ANNOUNCES ADDITIONAL HIGH-GRADE HISTORICAL ASSAYS

Emgold Mining Corporation (EMR-TSX-V) (“the Company”) is pleased to report that integration of historic mine maps and other geologic data into a three-dimensional computer model from data collected during the time the Idaho-Maryland Mine was an active gold mining operation from 1851 to 1956 continues to indicate the presence of high-grade gold exploration targets at the Company’s Idaho-Maryland Gold Mine in Grass Valley, California.

When completed, this comprehensive model will include geologic units, faults, veins, underground workings, assays and gold resources developed from the historic data, and geologic information from Emgold's two surface drilling programs.  The data, which includes 220,000 feet of historic core drilling, 24,800 feet of core drilling conducted by Emgold, 36,000 assays, and 4,000 mine maps, is being digitized and entered into the MineSight® three-dimensional modeling software program.  All work is under the supervision of Mr. Robert Pease, Professional Geologist (California), Chief Geologist for the Idaho-Maryland Project and a Qualified Person in accordance with National Instrument 43-101.

Historic mine maps detailing operations from 1945 to 1947 demonstrate that high-grade intercepts were discovered on the Idaho 23 Vein in the northeastern section of the Idaho mine at the 2000-foot level. In one area, a drift 350 feet in length was excavated and 61 samples were taken along this vein that had weighted average grades of 1.0 ounce per ton gold.  A raise was excavated approximately 100 feet up the vein and 17 samples were taken up the raise that had weighted average grades of 1.8 ounces per ton.  In addition, a winze was excavated approximately 100 feet down the vein and 21 samples produced weighted average grades of 0.75 ounce per ton.  The total weighted average grade for all samples taken was 1.0 ounce per ton, and the range in assays was zero to 14.1 ounces per ton.  A small amount of stoping (about 500 tons) was done along this part of the Idaho 23 Vein, but no other production was undertaken.  This area became known as “The Rose Garden”.  A table of representative grades from the raise, winze and the Idaho 2000 level drift is shown below:

Sample Location	Thickness (Feet)	Grade (Ounce Per Ton)
Raise--Idaho 2000L, 1RS	4.5	1.74
Raise- Idaho 2000L, 1RS	0.5	14.1
Raise--Idaho 2000L, 1RS	1.6	0.23
Raise--Idaho 2000L, 1RS	1.3	0.08
Winze-Idaho 2000L, 23WZ	7.8	0.80
Winze-Idaho 2000L, 23WZ	9.3	0.55
Winze-Idaho 2000L, 23 WZ	2.0	0.07
Winze-Idaho 2000L, 23 WZ	3.0	0.19
Drift-Idaho 2000L	0.9	7.65
Drift-Idaho 2000L	2.0	4.05
Drift-Idaho 2000L	1.7	5.04
Drift-Idaho 2000L	3.4	0.34
Drift-Idaho 2000L	2.0	0.16
Drift-Idaho 2000L	3.0	0.08
Drift-Idaho 2000L	2.9	0.03

The geology of this zone includes diabase dikes and ankerite (altered serpentinite), with gold being present in a quartz vein situated between the Weimar, H, L, and K faults.  The sample thicknesses, including those presented in the table, were descriptions written on the historical assay maps.  The historical information indicates that the Idaho 23 Vein widths should be adequate for mining.  It is also important to note that based on the Company's most recent NI 43-101 Preliminary Assessment Technical Report on the Idaho-Maryland Mine (dated November 22, 2004), the historic average true thickness of veins within the Idaho-Maryland ranged from 8.1 ft. to 70.7 ft.

It is important to note that this assay data is historical in nature, and further exploration is required to verify the accuracy of this data.  The Company believes this information is useful as an indication of the exploration potential of the Idaho-Maryland project and is planning additional surface and underground exploration to further define its understanding of the historic mineralization as well as other new targets identified from the modeling activities.

Emgold developed the “Rose Garden” high-grade zone into a gold resource block in 2003 using the historic data.  The block contains an indicated resource estimated to be 14,900 tons of 0.54 opt (8,027 ounces of gold), and an inferred resource estimated to be 21,700 tons of 0.51 opt (11,161 ounces).  These were cut grades with no mine call factor.  These resources are included in the resource estimate presented in the November 2004 Preliminary Assessment Technical Report prepared by AMEC Americas Limited.  Since the mine workings are not accessible, Idaho-Maryland geologists have not verified the sample results used to delineate the resource block, but the historic assay map data is felt to be a reliable indicator that this vein is open along strike and dip.  The gold resource block may be tested in the future once the planned underground exploration and development program has commenced at the Idaho-Maryland.

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and the Ceramext™ Process, please visit www.emgold.com or www.sedar.com.

On behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622 Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company’s website at www.emgold.com.